UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

This report on Form 6-K is being furnished to provide the following information that was filed in Israel by Israel Chemicals Ltd. pursuant to Israeli Securities Law requirements. This report is being furnished and not filed.

1.	Immediate Report dated October 26, 2014 regarding divestments of non-core activities.

Item 1

October 26, 2014

Immediate report regarding divestments of non-core activities

Further to section 1.1 of the Company’s Directors report for the second quarter of 2014 and in the F-1 registration statement for the listing of the Company’s shares in the NYSE regarding the Company’s examination of opportunities to divest various non-core activities. Consistent with this strategy, the Company hereby reports that on October 26, 2014, the Company and its subsidiary BK Giulini GmbH entered into an agreement with Kurita Water Industries Ltd., for the sale of the Company’s business units, within its Performance Products segment, that sells solutions for water treatment and for chemicals for paper and that also sells alumina compounds. The units are primarily located in Germany, and in other locations elsewhere in Europe and in China. Kurita is a leading Japanese company active in the water treatment field, and its shares are traded on the Tokyo Stock Exchange.

The transaction will be for consideration of approximately 250 million Euros. Closing of the transaction is expected to take place towards the end of 2014, subject to the completion of certain conditions precedent set forth in the purchase agreement, including receipt of approvals from competent authorities, as well as approval of a minimum amount of employees to the transfer to the employment by the purchasing entity.

The aforementioned sale is part of the Company’s strategic plan, authorized on 2013, to focus on its core businesses in the agriculture, food and engineered materials markets and the proceeds from this transaction shall be used for further investments in such core businesses.

There is no certainty that the transaction will be completed and\or that it will be completed according to the terms set forth above. To the extent that the transaction is completed, the Company will report accordingly, including the impact on the consolidated income statement.

Yours sincerely,
Israel Chemicals Ltd.

Name of the authorized signatory on the report and the name of the authorized electronic signatory: Lisa Haimovitz
Position: Vice President, General Counsel and Corporate Secretary
Date of Signature: October 26, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: October 27, 2014